UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WILLDAN GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

96924N100

(CUSIP Number)

Robert MacArthurc/o Forager Fund, L.P.

2025 3rd Avenue North, Suite 350

Birmingham, AL 35203(205) 383-4763

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Forager Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 1,255,765
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,255,765
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,765
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Calculated based on 13,817,074 shares of Common Stock issued and outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 29, 2024.

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1.	NAMES OF REPORTING PERSONS Forager Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 1,255,765 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,255,765 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,765 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Shares reported in this table are held by Forager Fund, L.P., of which the Reporting Person is the general partner.

(2)	Calculated based on 13,817,074 shares of Common Stock issued and outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 29, 2024.

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1.	NAMES OF REPORTING PERSONS Edward Kissel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 11,402
	8.	SHARED VOTING POWER 1,255,765 (1)
	9.	SOLE DISPOSITIVE POWER 11,402
	10.	SHARED DISPOSITIVE POWER 1,255,765 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,267,167
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC; IN

(1)	These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.

(2)	Calculated based on 13,817,074 shares of Common Stock issued and outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 29, 2024.

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1.	NAMES OF REPORTING PERSONS Robert MacArthur
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 271
	8.	SHARED VOTING POWER 1,255,765 (1)
	9.	SOLE DISPOSITIVE POWER 271
	10.	SHARED DISPOSITIVE POWER 1,255,765 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,256,036
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC; IN

(1)	These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.

(2)	Calculated based on 13,817,074 shares of Common Stock issued and outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 29, 2024.

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This Amendment No. 2 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 (the “Common Stock”), of Willdan Group, Inc., a Delaware corporation (the “Issuer”), filed by Forager Fund, L.P., a Delaware limited partnership, Forager Capital Management, LLC, a Delaware limited liability company, Edward Kissel and Robert MacArthur (collectively, the “Reporting Persons”) on June 6, 2023, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on May 3, 2024 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Paragraphs (a), (b), and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest in Securities of the Issuer

(a)-(b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 13,817,074 shares of Common Stock issued and outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 29, 2024. Each Reporting Person’s cover page to this Schedule 13D is incorporated by reference into this Item 5(a, b).

The Reporting Persons, in the aggregate, beneficially own 1,523,163 shares of Common Stock of the Issuer as of May 15, 2024, and 1,267,438 shares of Common Stock of the Issuer as of July 9, 2024 and as of the date hereof, representing approximately 11.0% of such class of securities as of May 15, 2024 and 9.2% of such class of securities as of July 9, 2024 and as of the date hereof. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 1,511,490 shares of Common Stock as of May 15, 2024 and 1,255,765 shares of Common Stock as of July 9, 2024 and as of the date hereof, representing approximately 10.9% of the class as of May 15, 2024 and 9.1% of the class as of July 9, 2024 and as of the date hereof; (ii) the GP, as the sole general partner of the Fund, beneficially owns 1,511,490 shares of Common Stock as of May 15, 2024 and 1,255,765 shares of Common Stock as of July 9, 2024 and as of the date hereof, representing approximately 10.9% of the class as of May 15, 2024 and 9.1% of the class as of July 9, 2024 and as of the date hereof; (iii) Mr. Kissel, as the managing partner of the GP, beneficially owns 1,522,892 shares of Common Stock as of May 15, 2024 and 1,267,167 shares of Common Stock as of July 9, 2024 and as of the date hereof, representing approximately 11.0% of the class as of May 15, 2024 and 9.2% of the class as of July 9, 2024 and as of the date hereof; and (iv) Mr. MacArthur, as the managing partner of the GP, beneficially owns 1,511,761 shares of Common Stock as of May 15, 2024 and 1,256,036 shares of Common Stock as of July 9, 2024 and as of the date hereof, representing approximately 10.9% of the class as of May 15, 2024 and 9.1% of the class as of July 9, 2024 and as of the date hereof.

Each of the Fund and the GP has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Mr. Kissel has the sole power to vote and dispose of 11,402 shares of Common Stock as of May 15, 2024, as of July 9, 2024 and as of the date hereof, and has the shared power to vote and dispose of 1,511,490 shares of Common Stock as of May 15, 2024 and 1,255,765 shares of Common Stock as of July 9, 2024 and as of the date hereof. Mr. MacArthur has the sole power to vote and dispose of 271 shares of Common Stock as of May 15, 2024, as of July 9, 2024 and as of the date hereof, and has the shared power to vote and dispose of 1,511,490 shares of Common Stock as of May 15, 2024 and 1,255,765 shares of Common Stock as of July 9, 2024 and as of the date hereof.

(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock since May 3, 2024 (the date of the filing of Amendment No. 1 to the Schedule 13D):

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Date of Sale	Shares Sold (#)	Sale Price per Share ($)
5/6/2024	10,830	$32.84421
5/7/2024	11,480	$33.21512
5/8/2024	5,707	$33.01173
5/9/2024	62,836	$33.45484
5/9/2024	10,131	$34.32515
5/10/2024	12,305	$32.91856
5/10/2024	2,920	$33.95057
5/10/2024	355	$34.63928
5/13/2024	1,799	$32.31799
5/14/2024	5,900	$32.065710
5/15/2024	5,505	$32.604211
5/16/2024	1,060	$32.010412
6/6/2024	12,840	$32.029713
6/7/2024	10,753	$31.468814
6/10/2024	11,000	$31.014715
6/11/2024	10,000	$30.232416
6/12/2024	7,941	$31.31117
6/13/2024	1,100	$30.565218
6/14/2024	699	$30.019519
6/17/2024	6,642	$29.396120
6/18/2024	5,000	$29.898921
6/20/2024	460	$29.278822
7/9/2024	188,230	$29.934523

______________________________

1The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.73 to $33.17, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

2The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from  $33.02 to $33.40, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

3The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.54 to 33.29, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

4The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.96 to $33.95, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

5The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.96 to $34.50, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

6The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.52 to $33.51, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

7The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.52 to $34.51, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

8The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.52 to $34.72, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

9The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.00 to 32.66, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

10The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.00 to $32.30, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

11The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.50 to $32.68, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

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____________________________

12The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.00 to $32.07, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

13The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.71 to $32.58, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

14The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.31 to $31.61, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

15The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $30.86 to $31.24, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

16The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $30.10 to $30.41, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

17The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.10 to $31.59, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

18The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $30.51 to $30.75, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

19The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.93 to $30.15, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

20The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.00 to $29.73, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

21The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.56 to $30.10, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

22The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.26 to $29.29, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

The sale prices do not reflect brokerage commissions paid.

2. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

 [signature page follows]

23The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from   $29.90 to $30.06, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2024

FORAGER FUND, L.P.

By:	Forager Capital Management, LLC, its General Partner

By:	/s/ Robert MacArthur
Name:	Robert MacArthur
Title:	Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By:	/s/ Robert MacArthur
Name:	Robert MacArthur
Title:	Managing Partner

EDWARD KISSEL

/s/ Edward Kissel
Edward Kissel

ROBERT MACARTHUR

/s/ Robert MacArthur
Robert MacArthur

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